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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13D-1(A) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13D-2(A)

(Amendment No. 1)*

Advanced Digital Information Corporation

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

007525108

(CUSIP Number)

Evelyn Cruz Sroufe

Perkins Coie LLP

1201 Third Avenue, Suite 4800

Seattle, WA 98101

(206) 359-8502

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 2, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 007525108

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only):

John W. Stanton
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒
3.	SEC Use Only:

4.	Source of Funds (See Instructions):

PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐

6.	Citizenship or Place of Organization:

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power:

0
8. Shared Voting Power:

3,120,656
9. Sole Dispositive Power:

25,600
10. Shared Dispositive Power:

3,095,056

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

3,120,656
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐

13.	Percent of Class Represented by Amount in Row (11):

5.0%
14.	Type of Reporting Person (See Instructions):

IN

CUSIP No. 007525108

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only):

Theresa E. Gillespie
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒
3.	SEC Use Only:

4.	Source of Funds (See Instructions):

PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐

6.	Citizenship or Place of Organization:

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power:

0
8. Shared Voting Power:

3,095,056
9. Sole Dispositive Power:

0
10. Shared Dispositive Power:

3,095,056

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

3,095,056
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐

13.	Percent of Class Represented by Amount in Row (11):

5.0%
14.	Type of Reporting Person (See Instructions):

IN

This Amendment No. 1 (this “Amendment”) amends and supplements the Statement on Schedule 13D (the “Schedule 13D”), of John W. Stanton (“Mr. Stanton”), Theresa E. Gillespie (“Ms. Gillespie”) and The Stanton Family Trust (the “Family Trust,” and, collectively with Mr. Stanton and Ms. Gillespie, the “Reporting Persons”) in respect of shares of common stock, no par value per share (the “Shares”), of Advanced Digital Information Corporation, a Washington Corporation (the “Issuer”), filed on August 29, 2005. This Amendment is being filed to update the Schedule 13D in light of certain recent events. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

Item 4. Purpose of Transaction

The Reporting Persons acquired the Shares for investment purposes. Each of the Reporting Persons, however, expects to evaluate on an ongoing basis the Issuer’s financial condition, business, operations and prospects, the market price of the Shares, conditions in the securities markets generally, general economic and industry conditions and other factors. Except as restricted by the terms of the Voting Agreement described below, the Reporting Persons may purchase additional Shares or may sell Shares from time to time in public or private transactions. Except as restricted by the terms of the Voting Agreement described below, the Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) below. Except as restricted by the terms of the Voting Agreement described below, the Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

On May 2, 2006, Mr. Stanton and Ms. Gillespie entered into a Voting Agreement (the “Voting Agreement”) with Quantum Corporation, a Delaware Corporation (“Quantum”). Mr. Stanton and Ms. Gillespie entered into the Voting Agreement in their capacity as shareholders as an inducement for, and in consideration of, Quantum entering into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Issuer, Quantum, and Agate Acquisition Corp., a wholly owned subsidiary of Quantum (“Merger Sub”). The Merger Agreement, dated as of May 2, 2006, contemplates that Merger Sub will merge with and into the Issuer, with the Issuer continuing after the merger as the surviving corporation and a wholly owned subsidiary of Quantum (“the Merger”).

Pursuant to the Merger Agreement, at the effective time of the Merger each issued and outstanding share of common stock of the Issuer will be converted into the right to receive either $12.25 in cash or, at the shareholder’s election, 3.461 shares of Quantum’s common stock. The stock election by the Issuer’s shareholders is subject to pro-ration such that in no event will the total shares to be issued by Quantum as consideration in connection with the Merger exceed 19.95% of the outstanding common stock of Quantum (approximately 10% of the total merger consideration) at the effective time of the Merger. In addition, all issued and outstanding Issuer stock options held by employees and other specified individuals will be converted into options to acquire Quantum common stock using the option ratio calculation provided in the Merger Agreement. Issued and outstanding Issuer stock options held by non-Issuer employees, including directors of the Issuer, will generally vest prior to the effective time of the Merger and be fully exercisable, and will automatically convert into the right to receive cash to the extent not exercised.

Completion of the Merger is subject to customary closing conditions including, among other things, (i) approval of the Merger Agreement by the Issuer’s shareholders; (ii) expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and receipt of certain foreign antitrust approvals; and (iii) the effectiveness of Quantum’s registration statement registering shares to be issued in connection with the proposed Merger. Upon completion of the Merger: (i) the directors of Merger Sub shall be the directors of the surviving corporation; (ii) the articles of incorporation and bylaws of Merger Sub shall be the articles and bylaws of the surviving corporation, and (iii) the Shares of the Issuer will be delisted from the Nasdaq, and will be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the “Exchange Act”).

The foregoing description of the Merger Agreement is qualified in its entirety by the terms and conditions of the Merger Agreement, which is filed as Exhibit 1 of this Schedule, and is incorporated herein by reference.

Pursuant to the Voting Agreement, Mr. Stanton and Ms. Gillespie agreed to vote the Shares over which they have voting control in favor of the Merger and to refrain from transferring any of such Shares prior to the consummation of the Merger except in limited circumstances. Mr. Stanton and Ms. Gillespie also provided Quantum with an Irrevocable Proxy with respect to such Shares. The Voting Agreement will terminate upon the earlier of the consummation of the Merger, the termination of the Merger Agreement or May 2, 2007. This description of the Voting Agreement and Irrevocable Proxy is qualified in its entirety by the terms and conditions of the Voting Agreement and Irrevocable Proxy, which are filed as Exhibits 2 and 3 of this Schedule, respectively, and are incorporated herein by reference.

Except as set forth in this Item 4, none of the Reporting Persons has any present plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer.

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

(c)	A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries.

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

(e)	Any material change in the present capitalization or dividend policy of the Issuer.

(f)	Any other material change in the Issuer’s business or corporate structure.

(g)	Any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions, which may impede the acquisition or control of the Issuer by any person.

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association.

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) Mr. Stanton and Ms. Gillespie, as tenants in common, beneficially own and have shared voting and dispositive power with respect to 3,095,056 Shares, representing approximately 5.0% of the Issuer’s outstanding Shares, 75,000 Shares of which, representing less than 0.1% of the Issuer’s outstanding Shares, are held by the Family Trust. Mr. Stanton and Ms. Gillespie disclaim beneficial ownership over the Shares held by the Family Trust. Mr. Stanton beneficially owns 1,600 Shares, representing less than 0.1% of the Issuer’s outstanding Shares, in an IRA, and has vested options to purchase another 24,000 Shares.

As a result of the Voting Agreement, Quantum may be deemed to have (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and (ii) shared power to vote or direct the vote of 3,020,056 Shares beneficially owned by Mr. Stanton and Ms. Gillespie as tenants in common, 1,600 Shares owned by Mr. Stanton and 24,000 Shares issuable upon the exercise of stock options owned by Mr. Stanton that are currently vested and exercisable, the total of which represents approximately 4.9% of the Shares deemed to be outstanding pursuant to Rule 13d-3(d)(1). This number does not include the 75,000 Shares held by the Family Trust, which are excluded from the Voting Agreement.

(b) See paragraph (a) above. Quantum, a data storage company, is headquartered at 1650 Technology Drive, Suite 800, San Jose, CA 95110.

(c) Except as set forth herein, neither the Reporting Persons nor, to the Reporting Persons’ knowledge, Quantum has effected any transaction in Shares during the past sixty (60) days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Stanton is a member of the Issuer’s Board of Directors. As a director, from time to time, Mr. Stanton has received stock options to acquire Shares.

Other than the Merger Agreement, the Voting Agreement and the Irrevocable Proxy, there are no contracts, arrangements, understandings or relationships (legal or otherwise) involving the Reporting Persons and Quantum, or between the Reporting Persons or Quantum and any other person with respect to any securities of the Issuer. Except as described herein, none of the Shares held by the Reporting Persons have been pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over the Shares.

Item 7. Material to Be Filed as Exhibits

Exhibit 1: Agreement and Plan of Merger, dated May 2, 2006, by and among Advanced Digital Information Corporation, Quantum Corporation, and Agate Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Advanced Digital Information Corporation on May 5, 2006)

Exhibit 2: Voting Agreement, dated as of May 2, 2006, by and among Quantum Corporation and John W. Stanton and Theresa E. Gillespie

Exhibit 3: Irrevocable Proxy of John W. Stanton and Therese E. Gillespie, dated as of May 2, 2006

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 5, 2006

JOHN W. STANTON /s/ John W. Stanton
John W. Stanton

THERESA E. GILLESPIE /s/ Theresa E. Gillespie
Theresa E. Gillespie

THE STANTON FAMILY TRUST /s/ John W. Stanton
By: John W. Stanton Trustee

JOINT FILING AGREEMENT

We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by either or both of us will be filed, on behalf of each of us.

DATED: May 5, 2006

JOHN W. STANTON /s/ John W. Stanton
John W. Stanton

THERESA E. GILLESPIE /s/ Theresa E. Gillespie
Theresa E. Gillespie

THE STANTON FAMILY TRUST /s/ John W. Stanton
By: John W. Stanton Trustee